Exhibit 99.1

Investors | Therapix Biosciences

Therapix Biosciences Reports Third

Quarter 2018 Financial Results and

Provides Business Update

TEL AVIV, Israel, Dec. 3, 2018 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX) (the “Company” or “Therapix”), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, issued today its financial results for the three and nine months ended September 30, 2018. The functional currency of the Company is New Israeli Shekel; for presentation purposes, the financial data herein is presented in USD).

Quarter Hghlights

●	Net loss of $1.7 million, or $0.5 per ADS, for the three months ended September 30, 2018, compared to a net loss of $1 million, or $0.3 per ADS, for the three months ended September 30, 2017. For the nine months ended September 30, 2018, net loss of $5 million, or $1.43 per ADS, compared to a net loss of $3.5 million, or $1.31 per ADS, for the comparable period in 2017. The first nine months of 2018 included a net gain of $299,000 in income due to exchange rate differences on balances of cash and cash equivalents (classified as finance income), versus a net gain of $365,000 during the corresponding period in 2017.

●	Research and development (“R&D”) expenses amounted to $0.7 million for the three months ended September 30, 2018, compared to approximately $0.34 million for the three months ended September 30, 2017. For the nine months ended September 30, 2018, R&D expenses amounted to $2.34 million, compared to $1 million for the comparable period in 2017. The increase in R&D expenses for the first nine months of 2018 resulted primarily from higher expenses in connection with the clinical trials, including expenses for R&D and preclinical studies, wages and related expenses, and regulatory and other expenses.

●	General and administrative expenses (“G&A”) amounted to $1 million for the three months ended September 30, 2018, compared to $0.78 million for the three months ended September 30, 2017. For the nine months ended September 30, 2018, G&A expenses amounted to $3.2 million, compared to $2.2 million for the comparable period in 2017. The increase resulted primarily from hiring new employees, rise in wages and related expenses, investor relations and business expenses, business development expenses and professional and directors’ fees.

●	Cash totaled $2 million as of September 30, 2018, compared to $9.2 million as of December 31, 2017. The decrease in cash resulted primarily from increased R&D and G&A expenses as detailed above.

Business Update and Developments in the Company’s Clinical R&D Programs:

Tourette Syndrome (TS).

●	Following encouraging results obtained from the Phase IIa clinical trial at Yale University, the Phase IIb, placebo-controlled 12-week clinical trial for THX-110 in TS has been initiated in Germany. The Company currently anticipates first patient enrollment at the first half of 2019; top line results are expected in the second half of 2020.

Obstructive Sleep Apnea (OSA).

●	Within the framework of Therapix’s “Entourage Effect” program and as previously announced, the Company is currently running a Phase IIa trial for the treatment of OSA using the Company’s proprietary cannabinoid-based technology, THX-110, at Assuta Medical Center in Israel. The study was initiated in June 2018 in accordance with the original work plan and timeline. The first patient enrolled in August 2018. Currently seven subjects have been recruited to the study and top line results are expected in the first half of 2019.

Mild Cognitive Impairment (MCI).

●	A pre-clinical study evaluating the effect of the THX-130, proprietary ultra-low-dose THC, in a rodent model for cognitive impairment related to traumatic brain injury (TBI) had been completed in Dalhousie University, Halifax, Canada. The results demonstrated beneficial effects of either single or multiple injections of THX-130 on selected parameters of repeated brain injuries.

Antimicrobial.

●	We are continuing our development program as planned to evaluate the potential efficacy of our proprietary drug candidate THX-150.

As previously described, THX-150 is a pharmaceutical composition of dronabinol (synthetic ∆9-tetrahydracannabinol) with or without palmitoylethanolamide (PEA) along with a selected antibacterial agent that may possess synergy potential. Our objective is to use our entourage technology in association with THC to potentially increase the efficacy of existing antibiotic drugs especially in antibiotic-resistant bacterial strains. Moreover, we began an additional set of in vitro studies intended to evaluate the mechanism of action attributed to THX-150 antibacterial effect. In addition, the Company continues its animal study of a microbial infection to test the potential efficacy and safety of THX-150.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Based on an effective exchange rate of 3.627 NIS/USD as of September 30, 2018)

	September 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
	USD in thousands
ASSETS

CURRENT ASSETS:
Cash	2,027	10,735	9,195
Restricted cash	10	35	24
Accounts receivable	542	188	278
Convertible loans	2,353	-	-
	4,932	10,958	9,497

NON-CURRENT ASSETS:
Long-term restricted deposit	23	-	-
Prepaid public offering costs	53	-	19
Property and equipment	50	31	50
	126	31	69
	5,058	10,989	9,566

LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES:
Trade payables	1,294	565	1,017
Other accounts payable	153	151	160
	1,447	716	1,177

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	3,812	3,812	3,812
Share premium	37,041	36,612	36,612
Reserve from share-based payment transactions	5,390	4,616	5,311
Foreign currency translation reserve	497	649	782
Transactions with non-controlling interests	261	261	261
Accumulated deficit	(43,390)	(35,677)	(38,389)
Total equity	3,611	10,273	8,389
	5,058	10,989	9,566

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Based on the average exchange rate of 3.56 NIS/USD for the nine-month period ended September 30, 2018)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands
Research and development expenses	2,344	1,033	699	338	1,943
General and administrative expenses	3,168	2,150	1,029	775	3,810
	5,512	3,183	1,728	1,113	5,753
Other expenses	-	-	-	-	1
Operating loss	5,512	3,183	1,728	1,113	5,754
Finance income	(516)	-	-	(80)	(1)
Finance expenses	5	349	11	-	491
Loss	5,001	3,532	1,739	1,033	6,244
Basic and diluted loss per share attributable to equity holders of the Company	0.04	0.03	0.01	0.01	0.05
Basic and diluted loss per ADS attributable to equity holders of the Company	1.43	1.31	0.5	0.3	2.14

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Based on the average exchange rate of 3.56 NIS/USD for the nine-month period ended September 30, 2018)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands
Net loss	5,001	3,532	1,739	1,033	6,244
Amounts that will not be reclassified subsequently to profit or loss:
Adjustments arising from translation financial statements from functional currency to presentation currency	285	(328)	(65)	111	(461)
Total other comprehensive (income) loss	285	(328)	(65)	111	(461)
Total comprehensive loss	5,286	3,204	1,674	1,144	5,783

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Based on the average exchange rate of 3.56 NIS/USD for the nine-month period ended September 30, 2018)

	Attributable to equity holders of the Company
			Reserve
			from share-	Foreign	Transactions
			based	currency	with non-
	Share	Share	payment	translation	controlling	Accumulated
	capital	premium	transactions	reserve	interests	deficit	Total
	Unaudited
	USD in thousands
Balance at January 1, 2018	3,812	36,612	5,311	782	261	(38,389)	8,389
Loss	-	-	-	-	-	(5,001)	(5,001)
Other comprehensive loss	-	-	-	(285)	-	-	(285)

Total comprehensive loss	-	-	-	(285)	-	(5,001)	(5,286)
Share-Based payment	-	-	508	-	-	-	508
Expiration of share options	-	429	(429)	-	-	-	-
Balance at September 30, 2018	3,812	37,041	5,390	497	261	(43,390)	3,611

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Based on the average exchange rate of 3.56 NIS/USD for the nine-month period ended September 30, 2018)

	Attributable to equity holders of the Company
			Reserve
			from share-	Foreign	Transactions
			based	currency	with non-
	Share	Share	payment	translation	controlling	Accumulated
	capital	premium	transactions	reserve	interests	deficit	Total
	Unaudited
	USD in thousands
Balance at January 1, 2017	1,087	26,600	4,449	321	261	(32,145)	573
Loss	-	-	-	-	-	(3,532)	(3,532)
Other comprehensive income	-	-	-	328	-	-	328
Total comprehensive income (loss)	-	-	-	328	-	(3,532)	(3,204)
Share-Based payment	-	-	167	-	-	-	167
Issuance of shares (1)	189	769	-	-	-	-	958
Issuance of shares (2)	2,207	7,928	-	-	-	-	10,135
Issuance of shares (3)	329	1,315	-	-	-	-	1,644
Balance at September 30, 2017	3,812	36,612	4,616	649	261	(35,677)	10,273

(1)	Net issuance expenses of $61,000
(2)	Net issuance expenses of $1,865,000
(3)	Net issuance expenses of $156,000

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Based on the average exchange rate of 3.56 NIS/USD for the nine-month period ended September 30, 2018)

	Attributable to equity holders of the Company
			Reserve
			from share-	Foreign	Transactions
			based	currency	with non-
	Share	Share	payment	translation	controlling	Accumulated
	capital	premium	transactions	reserve	interests	deficit	Total
	Unaudited
	USD in thousands
Balance at June 30, 2018	3,812	36,989	5,310	432	261	(41,651)	5,153
Loss	-	-	-	-	-	(1,739)	(1,739)
Other comprehensive income	-	-	-	65	-	-	65
Total comprehensive income (loss)	-	-	-	65	-	(1,739)	(1,674)
Share-based payment	-	-	132	-	-	-	132
Expiration of share options	-	52	(52)	-	-	-	-
Balance at September 30, 2018	3,812	37,041	5,390	497	261	(43,390)	3,611

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Based on the average exchange rate of 3.56 NIS/USD for the nine-month period ended September 30, 2018)

	Attributable to equity holders of the Company
			Reserve
			from share-	Foreign	Transactions
			based	currency	with non-
	Share	Share	payment	translation	controlling	Accumulated
	capital	premium	transactions	reserve	interests	deficit	Total
	Unaudited
	USD in thousands
Balance at June 30, 2017	3,812	36,612	4,584	760	261	(34,644)	11,385
Loss	-	-	-	-	-	(1,033)	(1,033)
Other comprehensive loss	-	-	-	(111)	-	-	(111)
Total comprehensive loss	-	-	-	(111)	-	(1,033)	(1,144)
Share-based payment	-	-	32	-	-	-	32
Balance at September 30, 2017	3,812	36,612	4,616	649	261	(35,677)	10,273

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Based on the average exchange rate of 3.56 NIS/USD for the nine-month period ended September 30, 2018)

	Attributable to equity holders of the Company
			Reserve
			from share-	Foreign	Transactions
			based	currency	with non-
	Share	Share	payment	translation	controlling	Accumulated
	capital	premium	transactions	reserve	interests	deficit	Total
	Unaudited
	USD in thousands
Balance at January 1, 2017	1,087	26,600	4,449	321	261	(32,145)	573
Loss	-	-	-	-	-	(6,244)	(6,244)
Other comprehensive income	-	-	-	461	-	-	461
Total comprehensive income (loss)	-	-	-	461	-	(6,244)	(5,783)
Share-Based payment	-	-	862	-	-	-	862
Issuance of shares (1)	189	769	-	-	-	-	958
Issuance of shares (2)	2,207	7,928	-	-	-	-	10,135
Issuance of shares (3)	329	1,315	-	-	-	-	1,644
Balance at December 31, 2017	3,812	36,612	5,311	782	261	(38,389)	8,389

(1)	Net issuance expenses of $61,000
(2)	Net issuance expenses of $1,865,000
(3)	Net issuance expenses of $156,000

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on the average exchange rate of 3.56 NIS/USD for the nine-month period ended September 30, 2018)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands

Cash flows from operating activities:

Net loss	(5,001)	(3,532)	(1,739)	(1,033)	(6,244)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	10	4	4	2	5
Gain from sale of equipment	-	-	-	-	1
Share-based payment expense	508	167	132	32	862
Finance expenses (incomes), net	72	363	584	(83)	525
	590	534	720	(49)	1,393

Working capital adjustments:

Increase (decrease) in accounts receivable	(282)	(58)	(93)	52	(143)
Decrease (increase) in trade payables	328	(106)	215	(5)	349
Increase (decrease) in other accounts payable	-	58	(3)	25	66

	46	(106)	119	72	272

Net cash used in operating activities	(4,365)	(3,104)	(900)	(1,010)	(4,579)

Cash flows from investing activities:

Increase in restricted cash	(10)	(22)	(10)	(20)	(11)
Proceed from sale of equipment	-	-	-	-	2
Purchase of equipment	(12)	(22)	-	(15)	(44)
Grant of convertible loan	(2,125)	-	(1,625)	-	-

Net cash used in investing activities	(2,147)	(44)	(1,635)	(35)	(53)

Cash flows from financing activities:

Prepaid public offering costs	(36)	-	-	-	(18)
Proceeds from issuance of share capital (net of issuance expenses)	-	13,287	-	120	13,193

Net cash provided by (used in) financing activities	(36)	13,287	-	120	13,175

Exchange rate differences on cash and cash equivalents in foreign currency	(299)	(365)	(607)	81	(527)
Translation differences on cash and cash equivalents	(321)	285	66	(205)	503
Increase (decrease) in cash	(7,168)	10,059	(3,076)	(1,049)	8,519
Cash at the beginning of the period	9,195	676	5,103	11,784	676

Cash at the end of the period	2,027	10,735	2,027	10,735	9,195

R&D AND G&A DETAIL

(Based on the average exchange rate of 3.56 NIS/USD for the nine-month period ended September 30, 2018)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands

Research and Development Expenses:

Clinical studies	633	367	261	111	551
R&D and preclinical studies	452	234	29	76	362
Wages and related expenses	490	200	155	60	321
Share-based payment	107	32	27	8	103
Regulatory and other expenses	601	163	217	46	276
Chemistry and formulation studies	61	37	10	37	330

	2,344	1,033	699	338	1,943

General and Administrative Expenses:

Investor relations and business expenses	246	601	82	213	871
Professional and director fees	902	655	189	261	1,007
Regulatory expenses	55	31	20	-	80
Business development	910	-	426	-	74
Wages and related expenses	496	568	149	225	808
Office, maintenance, rent and other expenses	158	160	58	52	211
Share-based payment	401	135	105	24	759

	3,168	2,150	1,029	775	3,810

Subsequent events:

●	On October 22, 2018 (the “Effective Date”), the Company signed a binding letter of intent (the “LOI”) to be acquired (the “Proposed Transaction”) by FSD Pharma Inc. (“FSD”), a publicly-traded company on the Canadian Securities Exchange. As of the Effective Date, the all stock Proposed Transaction values the Company at approximately $48 million, pursuant to which the Company’s shareholders would receive FSD stock in exchange for their shares of the Company’s ADSs. The LOI by its terms lasted until November 19, 2018, but is automatically extended for additional one-week terms unless either party delivers a written notice of termination three (3) days prior to the expiration of the applicable term.

●	On November 23, 2018, the Company entered into a securities purchase agreement and a registration rights agreement with YA II PN Ltd. (the “Investor”), a fund managed by Yorkville Advisors Global L.P., for the sale in a private placement of up to $2.5 million in principal amount of unsecured convertible debentures (the “Debentures”). Interest on the Debentures will accrue at a rate of 5% per annum and is payable upon the maturity date of the Debentures, being 12 months from the issuance of each Debenture. The first tranche of $1.5 million of the Debentures was issued on November 23, 2018, and the Investor will receive 9,171 ADSs of the Company as a commitment fee. Two other tranches of $500,000 each of the Debentures shall be purchased by the Investor conditional on the passage of time and/or certain triggering events, including, among others, the earlier of the termination of the previously announced acquisition of the Company by FSD or March 1, 2019. The Company shall pay the Investor additional commitment fees upon issuance of each such tranche, to be paid at the Company’s option in cash or ADSs of the Company.

About Therapix Biosciences Ltd.:

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. The Company’s focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid (Dronabinol): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of pain; THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com.

About TXH-110 (Previously referred to as THX-TS01 and THX-OSA01):

THX-110 is a combination drug candidate for the treatment of Tourette syndrome, Obstructive Sleep Apnea and pain. It is composed of two components: (1) dronabinol (an FDA approved analog of Δ9-tetrahydracannabinol, or “THC”), and (2) palmitoylethanolamide (“PEA”), which is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. The combination of THC and PEA may induce a reaction known as the “Entourage Effect.” The basic tenet of the entourage effect is that cannabinoids work together, or possess synergy, and affect the body in a mechanism similar to the body’s own endocannabinoid system, which is a group of molecules and receptors that are expressed throughout the mammalian central nervous system (including the brain) and peripheral nervous system and regulate a variety of physiological and cognitive processes. This entourage effect may account for the pharmacological actions of PEA. Based on an activity enhancement of other physiological compounds, PEA may indirectly stimulate the cannabinoid receptors by potentiating their affinity for a receptor or by inhibiting their metabolic degradation, and by doing so, may increase the uptake of cannabinoid compounds, such as THC. Thus, it is speculated that the presence of the PEA molecule could increase the efficacy of THC, while reducing the required dosage and decreasing associated deleterious adverse events.

About THX-130:

THX-130 is a proprietary, innovative, formulation of ultra-low dose dronabinol, which is intended to provide a treatment for Mild Cognitive Impairment (MCI). Recent pre-clinical animal studies have found that an ultralow dose of THC could potentially protect the brain from long-term cognitive impairment, which may be caused by aging, lack of oxygen supply, seizures or use of drugs. Certain pre-clinical studies also suggest that ultra-low doses of THC cause animals to improve performance in behavioral tests that measure learning and memory.

About THX-150:

THX-150 is a drug candidate intended for the treatment of infectious diseases. It consists of dronabinol or dronabinol with PEA and a selected antibacterial agent, which possesses antimicrobial synergy potential.

About THX-160:

THX-160 is a drug candidate intended for the treatment of pain. It consists of a CB2 receptor agonist with or without the opioid.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending,” and similar expressions identify forward-looking statements. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the Company’s plans with respect to its clinical trials and its intent to report material developments and information regarding such trials. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

For further information:

Oz Adler, CFO

Oz@therapixbio.com

972-3-6167055

Investor Contact:

Investor Relations

IR@therapixbio.com

SOURCE Therapix Biosciences Ltd.

Additional assets available online:

http://therapix.investorroom.com/2018-12-03-Therapix-Biosciences-Reports-Third-Quarter-2018-Financial-Results-and-Provides-Business-Update